UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30248/October 24, 2012

_____

In the Matter of   :
                                                                   :
MAIRS & POWER GROWTH FUND INC.   :
332 Minnesota St.   :
Suite W1520   :
St. Paul, MN 55101   :
                                                                   :
(811-802)   :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Mairs & Power Growth Fund Inc. filed an application on July 31, 2012, and an amendment on
September 6, 2012 requesting an order under section 8(f) of the Act declaring that it has ceased
to be an investment company.

On September 28, 2012, a notice of filing of the application was issued (Investment Company
Act Release No. 30225). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                                        Kevin M. O'Neill
                                                        Deputy Secretary